                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                   Knoll, Inc.
                                   -----------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    498904101
                                    ---------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                Page 1 of 6 Pages

--------------------                                           -----------------
CUSIP No.  498904101                    13G                    Page 2 of 6 Pages
--------------------                                           -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

           Warburg, Pincus Ventures, L.P.              I.D.# 13-3784037
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             20,709,922
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            20,709,922
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           20,709,922
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           49.3%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------



                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                           -----------------
CUSIP No.  498904101                    13G                    Page 3 of 6 Pages
--------------------                                           -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

           Warburg, Pincus & Co.               I.D.# 13-6358475
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            272,034
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             21,533,281
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                272,034
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            21,533,281
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           21,533,281
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           51.2%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------



                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                           -----------------
CUSIP No.  498904101                    13G                    Page 4 of 6 Pages
--------------------                                           -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

           E.M. Warburg, Pincus & Co., LLC             I.D.# 13-3536050
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             20,709,922
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            20,709,922
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           20,709,922
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           49.3%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

     This Amendment No. 3 (this "Amendment") amends the Schedule 13G initially filed by the Reporting Entities on February 9, 1998 and amended on April 9, 1998 and May 5, 1998 (the "Schedule 13G"), relating to the Common Stock, par value $0.01 per share (the "Common Stock"), of Knoll, Inc., a Delaware corporation, and is being filed pursuant to Rule 13d-2(b) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13G.

     Introductory Note.
     ------------------

     The Reporting Entities are hereby reporting a change in their beneficial ownership of the Common Stock relating to the sale in August , 1998 of an aggregate of 72,500 shares of Common Stock by Warburg, Pincus & Co., a New York general partnership ("WP"). WP is the sole general partner of Warburg, Pincus Ventures, L.P. ("WPV"), which directly owns 272,034 shares of Common Stock. E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC"), manages WPV. In addition, WP may be deemed to beneficially own 551,325 shares of Common Stock held by its asset management affiliate, Warburg Pincus Asset Management, Inc., which WP may be deemed to control. WP disclaims beneficial ownership of such shares, for purposes of the Exchange Act or otherwise. As of the date of this Amendment, WPV directly owns 20,709,922 shares of Common Stock and WP directly owns 272,034 shares of Common Stock.

Item 4.  Ownership
         ---------

     Item 4 of the Schedule 13G is hereby amended by deleting such item in its entirety and replacing it with the following:

Item 4.  Ownership of WP:
         ----------------

          (a) 21,533,281 shares of Common Stock, as of January 31, 1999.

          (b)     51.2%

          (c)     (i)      272,034
                  (ii)     21,533,281
                  (iii)    272,034
                  (iv)     21,533,281

         Ownership of WPV and EMW LLC:
         -----------------------------

          (a)     20,709,922 shares of Common Stock, as of
                  January 31, 1999.
          (b)     49.3%
          (c)     (i)      -0-
                  (ii)     20,709,922
                  (iii)    -0-
                  (iv)     20,709,922



                                Page 5 of 6 Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 1999


                                         WARBURG, PINCUS VENTURES, L.P.

                                         By:      Warburg, Pincus & Co.,
                                                  General Partner


                                         By:  /s/ Stephen Distler
                                              ------------------------
                                                  Stephen Distler, Partner



                                         WARBURG, PINCUS & CO.


                                         By:  /s/ Stephen Distler
                                              ------------------------
                                                  Stephen Distler, Partner



                                         E.M. WARBURG, PINCUS & CO., LLC


                                         By:  /s/ Stephen Distler
                                              ------------------------
                                                  Stephen Distler, Member



                                Page 6 of 6 Pages